Exhibit 99.5

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
x
CASCAL N.V.,	:
:
Plaintiff,	:
:
v.	:	No. 10 Civ. 3613 (LAK)
:
SEMBCORP UTILITIES PTE LTD.,	:	ECF Case
SEMBCORP INDUSTRIES LTD.,	:
BIWATER INVESTMENTS LTD., and	:
BIWATER HOLDINGS LIMITED,	:
:
Defendants,	:
x

DECLARATION OF MARTYN EVERETT

1. I am a director of Biwater Holdings Limited (“Biwater”). I respectfully submit this declaration in opposition to Cascal N.V.’s Motion for a Preliminary Injunction. This declaration is based on my personal knowledge and is submitted to set forth briefly some facts about Biwater’s current financial situation that may assist the Court in deciding this matter.

2. I was employed on January 12, 2010 by Biwater as a chief restructuring officer and subsequently became a director of Biwater. I was appointed at the insistence of HSBC Bank plc (Biwater’s main lender) that a chief restructuring officer be appointed by Biwater. Biwater’s Chief Executive Officer, Larry Magor, interviewed and selected me.

3. Biwater and its subsidiaries (the “Group”) are in serious financial difficulty. The Group reported losses of approximately £26.9 million (approximately US $39.1 million) for the year ended March 31, 2009. Also as of March 31, 2009, Biwater (the Group’s parent company) had net liabilities of approximately £9.1 million (approximately US $13.2 million). Since then, the Group’s financial position has further deteriorated. The Group’s financial position has been weakened by not only the global economic conditions but also by a loss arising on a long-term contract entered into by Biwater’s wholly owned subsidiary, Biwater International Limited, in Panama on May 4, 2007. The project to be performed pursuant to the Panama Contract ran into a number of operational and commercial difficulties (including the insolvency of the main subcontractor to the project) and, as of March 31, 2009, the Group’s forecasted pre-tax losses resulting directly from the Panama Contract were approximately £15.3 million (approximately US $22.2 million).

4. The problems surrounding the Panama Contract left the Group with insufficient cash resources to complete the Panama Contract. As a result, Biwater was left with no option but to request that its main lender, HSBC, increase available on demand borrowing facilities from £35 million to £69.5 million, which it did, following extensive negotiations and a careful review by the lender of the Group’s precarious financial position on 16 February 2010. The Group’s main lender holds fixed and floating charges over the assets and key subsidiaries of the Group including a pledge over the shares of Cascal N.V. held by its subsidiary, Biwater Investments Limited.

5. Biwater has also been in protracted negotiations with the trustees of the Group’s defined benefit pension scheme, the Biwater Retirement and Security Scheme (BRASS), arising as a result of the on going deficit of approximately £49.5 million (approximately US $72 million) in the main section assets of BRASS necessary to meet its liabilities. Biwater has, as a consequence, agreed a schedule of future contributions with the trustees of BRASS reflecting the Group’s ability to contribute to BRASS following the disposal of its shares in Cascal. The trustees hold security over certain of the Group’s assets.

6. Biwater has determined that the sale of the Cascal shares owned by Biwater Investments Limited is the only way to raise the necessary funds required to remedy its current financial difficulties, repay all (or substantially all) of its on-demand indebtedness and finance its obligations to BRASS, with a view to assuring the future viability of the Group. It is my understanding that in 2008, Biwater retained HSBC Bank plc (HSBC), in its capacity as financial advisers to assist in the sale of its shares for the best possible price. Over the last two years, HSBC has approached 70 organizations to find a buyer and has conducted two separate sale processes to try to get the best available price for the Cascal shares. The result of that protracted sale process was that Sembcorp Utilities Pte Ltd was the interested party offering the highest price for each Cascal share.

7. The Group’s main lender has, to date, been supportive of our attempts to sell the block of Cascal shares. However, I believe that there is a risk that the bank will lose patience with the process and look to call on its debt and enforce its security. I further believe that this would result in Biwater being unable to pay its debts as they fall due and being declared insolvent, with predictable consequences.

8. Even if Biwater’s main lender does not call on the facilities, the facilities have a significant ongoing cost which is continuously escalating. These include monthly monitoring fees of £100,000, a basic interest rate margin on the bulk of the facilities of 7% and a PIK interest (which relates to £15 million of the extra facilities provided by HSBC). The PIK interest rate is currently 2.5% but increases by 2.5% each month until it reaches 12.5% on September 1, 2010. The total interest rate at that stage would therefore be 19.5% over the underlying cost of funds. The Group is finding it increasingly difficult to meet these obligations. A default of the payment obligations to its main lender would also trigger a cross default of other debt facilities and performance bonds.

9. In addition, the Group urgently needs access to additional borrowing and bonding facilities. These will not be forthcoming until there is certainty over the successful divestment of the block of Cascal shares.

10. The Group’s weak financial position is becoming increasingly known to Biwater’s customers, suppliers and bond providers. In order for this not to disrupt the Group’s business, it is important that Biwater can announce as soon as possible that it has successfully divested Cascal and thereby substantially reduced the Group’s debt.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed on May 15, 2010
In Hatch End, Middlesex, UK.

Martyn Everett